Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2013		December 31, 2012
	RMB	US$	RMB	US$
Revenue	4,064,460	666,644	3,264,361	535,413
Cost of goods sold	(3,213,031)	(526,995)	(2,459,453)	(403,394)
Gross profit	851,429	139,649	804,908	132,019
Other operating income	61,636	10,109	53,977	8,853
Research and development costs	(146,266)	(23,990)	(102,720)	(16,848)
Selling, distribution and administrative costs	(297,647)	(48,819)	(365,207)	(59,900)
Operating profit	469,152	76,949	390,958	64,124
Finance costs	(25,851)	(4,240)	(46,864)	(7,687)
Share of loss of associates	(49)	(8)	(216)	(35)
Share of loss of joint ventures	(46,344)	(7,601)	(8,068)	(1,323)
Profit before tax	396,908	65,100	335,810	55,079
Income tax expense	(74,323)	(12,190)	(34,595)	(5,674)
Profit for the period	322,585	52,910	301,215	49,405
Attributable to:
Equity holders of the parent	246,304	40,398	221,205	36,282
Non-controlling interests	76,281	12,512	80,010	13,123
	322,585	52,910	301,215	49,405
Net earnings per common share	6.61	1.08	5.94	0.97
Unit sales	110,583		92,996

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2013 (Unaudited)		December 31, 2012 (Audited)
	RMB	US$	RMB	US$
Revenue	15,902,355	2,608,269	13,449,489	2,205,955
Cost of goods sold	(12,636,969)	(2,072,688)	(10,569,605)	(1,733,603)
Gross profit	3,265,386	535,581	2,879,884	472,352
Other operating income	148,052	24,283	132,350	21,708
Research and development costs	(468,612)	(76,861)	(373,732)	(61,299)
Selling, distribution and administrative costs	(1,550,228)	(254,265)	(1,475,038)	(241,932)
Operating profit	1,394,598	228,738	1,163,464	190,829
Finance costs	(161,210)	(26,441)	(213,019)	(34,939)
Share of profit of associates	159	26	2,372	389
Share of loss of joint ventures	(79,245)	(12,998)	(39,241)	(6,436)
Profit before tax	1,154,302	189,325	913,576	149,843
Income tax expense	(222,147)	(36,436)	(142,238)	(23,330)
Profit for the period	932,155	152,889	771,338	126,513
Attributable to:
Equity holders of the parent	692,606	113,599	567,333	93,053
Non-controlling interests	239,549	39,290	204,005	33,460
	932,155	152,889	771,338	126,513
Net earnings per common share	18.58	3.05	15.22	2.50
Unit sales	500,756		431,350

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of December 31, 2013 (Unaudited)		As of December 31, 2012 (Audited)
	RMB	US$	RMB
Cash and bank balances	3,396,737	557,125	3,156,999
Trade and bills receivables	7,437,948	1,219,956	6,591,736
Inventories	2,334,054	382,826	2,010,755
Trade and bills payables	5,085,349	834,088	4,587,358
Short-term and long-term interest bearing loans and borrowings	2,259,433	370,587	2,450,695
Equity attributable to equity holders of the parent	6,391,570	1,048,331	5,901,913

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